Filed by TurnWorks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836



         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and neither Aloha Holdings nor TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in the preliminary joint proxy statement/prospecutus filed with the Securities and Exchange Commission by Aloha Holdings and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings has filed a preliminary joint proxy statement/prospectus, and will be filing a definitive joint proxy statement/prospectus and other relevant documents, concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these documents as they become available free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Filings with the SEC by Aloha Holdings are located under the name of the registrant, "TurnWorks Acquisition III, Inc." In addition, documents filed with the SEC by Hawaiian Airlines, Inc. may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS IS SUBJECT TO CHANGE. INVESTORS AND SECURITYHOLDERS SHOULD READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

THE FOLLOWING IS TESTIMONY BEFORE THE HAWAII HOUSE COMMITTEE ON ECONOMIC DEVELOPMENT & BUSINESS CONCERNS ON MARCH 8, 2002.

                                    TurnWorks


                              Testimony before the
           House Committee on Economic Development & Business Concerns
                             March 8, 2002 8:30 a.m.

           HOUSE CONCURRENT RESOLUTION NO. 38/HOUSE RESOLUTION NO. 21
                          OPPOSING THE PROPOSED MERGER
            BETWEEN HAWAIIAN AIRLINES, INC. AND ALOHA AIRLINES, INC.


Chair Ahu Isa, Vice Chair Magaoay, and Members of the House Committee on Economic Development and Business Concerns:


         We understand the importance of this merger to the people of Hawaii, and so it is very important that we conduct the merger in an open, forthright manner.

         That is why we welcome opportunities like this morning's hearing to help the members of the Committee - as well as everyone in Hawaii - understand, as we strongly believe, that the merger will not adversely impact the people and businesses of Hawaii.

         In fact, we strongly believe that the merger of Aloha and Hawaiian airlines presents a great opportunity for Hawaii that will be lost if the merger doesn't happen. Only with the merger can we renegotiate financing arrangements and aircraft leases, which will result in savings of millions of dollars - options that are not available to Aloha and Hawaiian as separate carriers. These savings will result in strong and stable carrier that is poised for growth, that can expand into new destinations...and thus help the State's economy to grow. These opportunities will be lost without the merger.

         We would like to correct the record on some common misconceptions that are reflected in H.C.R. 38 and H.R. 21.

         Interisland passenger tickets and cargo rates will be capped. We recognize that the merged carrier has a special responsibility to the people of this island state. We understand that Hawaii's airways are the State's highways and bridges, not only for passengers, but also for perishable cargo and other time-sensitive materials. We take that responsibility with the utmost seriousness.

         We have thus proposed airfare and cargo rate guarantees to the Attorney General for 30% of all interisland seats at very competitive levels (subject to inflationary increases and increases in costs beyond our control) at $60 or less one-way; some off-peak flights will be available at fares substantially less. Why are we capping fares for 30% of our seats? Aloha and Hawaiian will tell you that approximately 30% of their interisland passengers are Hawaii residents. We thus tried to match the number of Hawaii residents that fly interisland to the number of discounted interisland seats.

         The remaining 70% of all seats will be capped at $78 one-way, for visitors and residents alike for two years. We guarantee that for the next three years after that, these rates will not increase above the level of inflation plus increases, if any, for costs beyond our control.

         We also know the importance of air cargo service in this island state. We will continue to serve our cargo customers and honor all of the cargo contracts that Aloha and Hawaiian currently have in place. If we need to increase shipping rates, our proposal includes a guaranty not to increase them above the rate of inflation for five years. Interisland cargo is a profitable and very competitive business, which we do not wish to lose.

         Neither carrier today would make such fare and cargo rate guarantees. For all of these reasons, we strongly believe that fears about passenger fare and cargo rate increases under the merged carrier are unfounded.

         All island communities will continue to be served. We will maintain all existing interisland routes. Period. We will continue to serve all of the island communities that depend on us, including those having a smaller demand, like those on Molokai and Lanai.

         We will be consolidating our interisland flights. This will eliminate about 10% of the total number of interisland flights. Today, Aloha and Hawaiian have flight schedules that are very similar. This means that they often each have a plane leaving the same airport within a few minutes of each other, going to the same place, each with fewer than 30 passengers aboard. We will eliminate these types of duplicated flights. We will have fewer empty seats, but not at the expense of our passengers' convenience.

         In addition, there is no reason why the merger will hurt the economies of the neighbor islands. Sufficient capacity will be available for both passengers and cargo. Our proposal to the Attorney General includes a guaranty that the average annual interisland load factor does not exceed 80%. In addition to the rate guaranty for cargo noted above, we will maintain interisland cargo operations and the merged carrier will offer more cargo capacity to the mainland
- including more direct flights from neighbor islands.

         Furloughs will be limited; our growth will provide more employment opportunities. We are committed to treating all of our employees fairly as we integrate the two airlines. It is true that we will have to furlough or lay off certain employees to pave the way for the new carrier's future growth. The sooner the airline can grow - which we will do - the sooner we can bring the employees back, and hire even more.

         In the meantime, we are working very hard to avoid furloughs. We have made a "no furlough" offer to more than 70% of the unionized work force, including the flight attendants, gate, ramp, reservations, and contract services agents. The total expected number of employees to be furloughed as a result of the merger are fewer than the number of employees furloughed by the carriers after September 11th.

         For all of these reasons, we strongly believe that the merger will help our airline to grow in a way that will ultimately benefit everyone. On the contrary, as our airline becomes profitable, we will begin to aggressively grow the airline into other West Coast and inland cities. We are also considering expanding service into Asia. As we grow, we will be able to bring back our furloughed employees, hire more people, bring more visitors to Hawaii and find new destinations and markets for Hawaii's agricultural and other products. As we grow, everybody wins.

         Meanwhile, the State Department of the Attorney General and the U.S. Department of Justice are conducting a very thorough review of the merger under State and federal antitrust laws. We are fully cooperating with their review.

         For all of these reasons, we respectfully request that the Committee hold H.C.R. No. 38 and H.R. No. 21. We thank you for this opportunity to comment.

                                      * * *

TurnWorks has filed an SEC Form S-4 Registration Statement and will be filing other documents from time to time with the SEC that contain information about the merger. We urge you to read those materials, available at the SEC's website, www.sec.gov.

TurnWorks Inc.                   Town Center Two                    281-363-2013
                       1330 Lake Robbins Drive, Suite 205
                             The Woodlands, TX 77380